Greater States Sports Authority, Inc.
3065 N 124th Street
Suite 203
Brookfield, WI 53005

January 28, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Greater States Sports Authority, Inc.
Request to Withdraw Registration Statement on Form S-1
Filed January 21, 2020
File No. 333-235996

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the _Securities Act_), Greater
States Sports Authority, Inc. (the _Company_) hereby requests that its Registration Statement on Form S-1
(File No. 333-235996) originally filed with the Securities and Exchange Commission (the _Commission_) on
January 21, 2020, together with all exhibits and supplements thereto (the _Registration Statement_), be withdrawn effective immediately.

The Registration Statement has not been declared effective and no securities covered by the Registration
Statement have been issued or sold. The Company decided not to pursue the offering due to market conditions.
Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors.

Pursuant to Rule 477(b), the Company understands that this request for withdrawal of the Registration
Statement will be deemed granted as of the date hereof unless the Company receives notice from the
Commission within 15 days of the date hereof that such request will not be granted.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the
Commission in connection with the filing of the Registration Statement be credited to the Company for future use.

The Company requests that the Commission issue an order granting the withdrawal of the Registration
Statement effective as of the date hereof and provide a copy of such order to Shone Bagley, Sr., the
Company_s CEO, by email at gssainc2016@gmail.com.

If you have any questions regarding this request, please contact Shone Bagley, Sr. at (414) 699-1962.

Sincerely,

/s/ SHONE BAGLEY, SR.

Shone Bagley, Sr.
Chief Executive Officer